Exhibit 99.1

July 5, 2016

Martin Bloch
Frequency Electronics
55 Charles Lindbergh Blvd
Mitchel Field, NY 11553
cc: Board of Directors

Dear Martin:

The purpose of this letter is to respond to your written communication to us following our most recent (fairly unproductive) series of discussions and to clearly articulate our view of the best path forward for the Company and its shareholders.

BACKGROUND

Privet Fund LP, together with its affiliates, is the Company's largest shareholder, owning approximately 9.7% of the common stock of Frequency Electronics.  We have been shareholders of the Company for almost four years and believe that Frequency is deeply undervalued by the market.  During the course of our ownership, we have conducted extensive diligence pertaining to the Company, its products, its competitors and its end markets.  This analysis has led us to conclude that Frequency plays a critically important role for its customers across many different programs.  While we have determined that the Company's operations are inefficient and its capital discipline lacking, we believe that significant opportunities exist to create meaningful value that are within the control of management and the Board of Directors.

We are not the only shareholders who have been unable to realize any appreciation on our investment.  Over nearly every conceivable measurement period, Frequency's stock price has underperformed its peer group and the overall market by a significant margin.

? Source: Bloomberg L.P.
? Performance as of 6/30/16, adjusted for dividends.

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RECENT HISTORY

In May 2015, news reports circulated stating that Frequency was possibly in the midst of a sale process.1  In response to these speculations, Privet pursued (and ultimately reached) an agreement with the Company that provided for the sharing of confidential information and board designation rights in exchange for a governance standstill for the 2015 Annual Meeting.  It was our hope that we would find it unnecessary to exercise our option to appoint someone to the board.  However, after closely observing and interacting with the Company, we are convinced that the incremental addition of just one board member is not sufficient for true value creation to occur at Frequency.

As no favorable transaction has taken place in the period following our agreement, we have spent the past year observing firsthand the significant, tangible opportunities for corporate value creation that have not been clearly explored or, even more frustrating, have been ignored in favor of a singular focus on sales opportunities that have yet to materialize.  As one example, the act of promoting the Company's controller to replace the retiring CFO – while ignoring the multiple experienced financial professional candidates that we put forward – was an explicit endorsement of the status quo.  Additionally, demanding onerous confidentiality and standstill agreements as a condition to engaging with us to see if there was a basis for a shareholder friendly transaction further entrenched the present state of affairs.  We have great respect for your development and selling acumen, but if Frequency is going to succeed as a company – capable of delivering financial returns to its owners – rather than just a distinct product line, we believe real changes must be made.

THE PATH FORWARD

We have maintained our significant ownership stake in the Company for multiple years for one reason: we believe Frequency is deeply undervalued and that meaningful opportunities exist to create value for shareholders that are within the control of management and the Board of Directors.

As the Company's largest shareholder, we are highly incented to search for suitable solutions that can drive tangible value creation for shareholders.  We often encounter small public companies with a long-running disconnect between their market valuation and our estimate of intrinsic value.  Most of these companies believe they are managed better than they objectively are.  If one were to give a qualified and well-incented management team a desirable product and enough time, it would be reasonable to expect that company to grow in size and generate returns for shareholders.  As a contrast, in over 35 years of being public, Frequency has failed to grow into a larger company or generate any meaningful financial return.  In fact, the market currently values the entire enterprise at only $70 million – less than its tangible book value.  This is a frustration that should be shared by all Frequency stakeholders, especially management and the Board.

It is our belief that change is urgently needed on the Frequency Board.  The Company needs to drastically examine many facets of its business that we believe to be directly under the purview of the Board of Directors.  Further, we have seen no evidence of any sort of leadership and governance succession plan– a fact that we have continually called to your attention over the course of our ownership. We view this as a critical component of strategic planning for a founder-led company, still reliant on an (admittedly spry) 80-year-old CEO reporting to a Board with a median age of 80 and an average tenure of 27 years!  We question the independence of many of these directors and believe that some directors may have formed relationships over this time period that may render them unable to review managerial decisions and performance objectively or critically assess a broad range of alternatives.

1 Richard Tekneci. "Frequency Electronics in Sale Process- Industry Sources." Mergermarket 23 March 2015.

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Concurrent with this letter, please find our notice of nomination for the election of four director candidates: General Lance Lord, Ryan Levenson, James Henderson and Ben Rosenzweig.  We believe that each of these candidates brings a unique and relevant skill-set that can drive shareholder value creation at Frequency.  We are committed to maintaining Frequency's investments in mission critical components while simultaneously improving profitability by rigorously scrutinizing capital allocation decisions and taking decisive action where necessary.  We remain confident in the strategic value of the Company and believe that our candidates and involvement can bring about positive change.

Our nominees have substantial experience operating and investing in many large and complex businesses, both within and outside the aerospace and defense sectors.  Given their experience, we believe our nominees are exceptionally qualified to represent shareholders by participating directly in the assessment and oversight of the Company's strategic plan.  We also believe our nominees possess the expertise, accountability and independence to help Frequency maximize shareholder returns.

While we are disappointed that, despite our best efforts, we have not been able to reach a mutually acceptable agreement with Frequency, we remain willing to continue engaging in discussions seeking a negotiated resolution.  However, we will not tolerate any maneuvers aimed at disenfranchising shareholders through delay or entrenchment.  We are resolute in our belief that meaningful board change is necessary to drive improved operational performance and we are prepared to exercise our rights as owners of the Company to achieve the qualified and independent oversight that shareholders deserve.

Best Regards,

Ryan Levenson and Ben Rosenzweig
Privet Fund Management LLC

BIOGRAPHIES OF PRIVET FUND'S HIGHLY QUALIFIED DIRECTOR CANDIDATES:

General Lance Lord is currently the Chairman and Chief Executive Officer of L2 Aerospace, an innovative company to shape and influence the business competition in the dynamic and emerging commercial, civil and defense aerospace markets.  General Lord is the former Commander of Air Force Space Command (AFSC) and CEO of ASTROTECH Space Operations.  While with AFSC at Peterson Air Force Base in Colorado, General Lord was responsible for the development, acquisition and operation of Air Force space and missile weapon systems. Overseeing a global network of satellite command and control, communications, missile warning and launch facilities to ensure the combat readiness of the U.S. intercontinental ballistic missile force, he led more than 39,700 personnel who provided combat capabilities to North American Aerospace Defense Command and U.S. Strategic Command. General Lord was the recipient of several prestigious military decorations throughout his 37-year military career – including the Distinguished Service Medal, Legion of Merit and the Defense Meritorious Service Medal. General Lord retired from the Air Force in 2006.  General Lord is a member of the Board of Directors of Aerojet Rocketdyne Holdings (NYSE:AJRD), Sletten Construction Companies and Marotta Controls Corporation.  General Lord is a Senior Associate of the Four Star Group; a senior advisor to US Global HF Net, LLC, a member of the Iridium Corporation's Government Advisory Board; a member of the board of advisors for the Challenger Learning Center in Colorado Springs, Colorado; a Trustee of the Falcon Foundation, Chairman of the Board of Advisors of USO Colorado Springs and President of the Association of Air Force Missileers.  General Lord served as a member of the President's Space-Based Position, Navigation and Timing Advisory Board from 2011 to 2013.

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Ryan Levenson is currently Principal and Portfolio Manager of Privet Fund Management LLC.  Mr. Levenson currently serves as a director of Cicero, Inc. (OTC:CICN). Previously, Mr. Levenson served as a director of RELM Wireless, Inc. (NASDAQ:RWC), where he served as a member of the Audit Committee, and as a director and member of the Compensation, Organization and Corporate Governance Committee of Material Sciences Corp. from May 2013 until its sale in March 2014. Mr. Levenson also served as a member of the Board of Directors and Compensation and Audit Committees of The Middleby Corporation (NASDAQ:MIDD) from May 2006 until November 2012. Prior to founding Privet Fund Management LLC in February 2007, Mr. Levenson served as Vice President of Business Development at MSI, a privately held building products distributor and construction services company, from 2003 until 2006. Prior to his service with MSI, Mr. Levenson served as a financial analyst for Cramer Rosenthal McGlynn's long/short equity hedge fund after working at SAC Capital Advisors LLC in a similar capacity. Mr. Levenson graduated from Vanderbilt University with a degree in art history.

James Henderson is currently the Chief Executive Officer of Moduslink Corp. (NASDAQ:MLNK), a supply chain management provider.  He previously served as Acting Chief Executive Officer of School Specialty, Inc. (OTC:SCOO), a leading distributor of supplies, furniture and curriculum to the education and healthcare verticals. Prior to School Specialty, he served as Chief Executive Officer of Point Blank Solutions, Inc., a worldwide leader in the manufacturing and distribution of protective products and ballistic armor to the U.S. Military, Federal and Law Enforcement agencies and international markets. He has also served as the CEO of other public companies across multiple industries. Mr. Henderson currently serves as a Director of Aerojet Rocketdyne Holdings (NYSE:AJRD). He also serves as Chairman of the Board of School Specialty, Inc., and as a Director of Aviat Networks (NASDAQ:AVNW). Previously, he served as a Director of RELM Wireless Corporation (NASDAQ:RWC), DGT Holdings Corp., SL Industries, Angelica Corporation, and Point Blank Solutions, among others. He also served as a Director of ECC International Corp. and was Acting CEO. Mr. Henderson was a Managing Director and operating partner of Steel Partners until April 2011 and was associated with Steel Partners and its affiliates from August 1999 until April 2011. He was also an Executive Vice President of SP Acquisition Holdings, Inc. a company formed for the purpose of acquiring one or more businesses or assets, from February 2007 until October 2009. Prior to these engagements, Mr. Henderson was a Director and CEO of WebFinancial Corporation, the predecessor entity of SPLP, from June 2005 to April 2008, President and COO from November 2003 to April 2008, and was the Vice President of Operations from September 2000 to December 2003. He was also the CEO of WebBank, a wholly-owned subsidiary of SPLP, from November 2004 to May 2005. Mr. Henderson holds a BS in Accounting from the University of Scranton.

Ben Rosenzweig is currently a Partner at Privet Fund Management LLC.  Mr. Rosenzweig currently serves as a director of Hardinge, Inc. (NASDAQ:HDNG), where he is the Chairman of the Compensation Committee, PFSWeb, Inc. (NASDAQ:PFSW) and Startek, Inc. (NYSE:SRT), where he is the Chairman of the Audit Committee.  He formerly served on the Board of Directors of RELM Wireless Corp. (NASDAQ:RWC).  Prior to joining Privet in September 2008, Mr. Rosenzweig served as an investment banking analyst in the corporate finance group of Alvarez and Marsal from June 2007 until May 2008, where he completed multiple distressed mergers and acquisitions, restructurings, capital formation transactions and similar financial advisory engagements across several industries. Mr. Rosenzweig graduated Magna Cum Laude from Emory University with a Bachelor of Business Administration degree in Finance and a second major in Economics.

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